Filed Pursuant to Rule 433

Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Conditional Participation Notes

Linked to the S&P 500® Index

due December 2009

(the “Notes”)

US$10 principal amount per unit

Private Offering Notice

Summary Terms

The Notes:

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The Notes are designed for investors who seek 100% principal protection on their investment at maturity and who want 1-to-1 upside exposure to increases in the level of the S&P 500 Index (index symbol “SPX”) (the “Index”) from the starting value of the Index, determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”), to the ending value of the Index, determined on a valuation date (the “Valuation Date”) shortly before the maturity date, provided that the ending value of the Index does not exceed a specified level (the “Threshold Level”). If the ending value of the Index exceeds the Threshold Level, the Notes will pay a fixed return of $0.30 per unit (or 3% of the principal amount per unit).

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The “Threshold Level” will be a level between 14% and 18% above the starting value of the Index. The actual Threshold Level will be determined on the Pricing Date and will be set forth in the offering documents made available in connection with sales of the Notes.

•	The Notes will have 100% principal protection on the maturity date.

•	Because Merrill Lynch & Co., Inc. will make no payments on the Notes prior to the maturity date, investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

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The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

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We have applied to have the Notes listed on NYSE Arca under the trading symbol “SVQ”. If approval of this application is granted, the Notes will be listed on NYSE Arca at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

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The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C.” Any payments due on the Notes will be subject to the credit risk of Merrill Lynch &Co., Inc. The Notes will have the CUSIP No.            .

•	The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation.

•	The settlement date for the Notes is expected to be December , 2008.

Payment on the maturity date:

•	The amount an investor receives on the maturity date per unit will be based on the direction of and percentage change in the closing level of the Index on the Pricing Date to the Valuation Date.

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If the ending value is greater than the starting value of the Index and less than or equal to the Threshold Level, an investor will receive the $10 base value plus $10 multiplied by the percentage change of the Index per unit.

•	If the ending value is greater than the Threshold Level, the $10 base value plus $0.30 per unit.

•	If the ending value is equal to or less than the starting value of the Index, an investor will receive the $10 minimum redemption amount per unit. .

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-5 of the Term Sheet, pages PS-4 to PS-11 of the Product Supplement CPN-1 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(e)        A selling concession of 1.25% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is October 31, 2008

This Notice supplements the Preliminary Term Sheet, dated October 31, 2008, the Product Supplement CPN-1, dated October 31, 2008 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.